UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from    to

Commission file number 0-07977

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

NORDSON HOURLY-RATED EMPLOYEES' SAVINGS TRUST PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Retirement Committee, and Plan Participants
Nordson Hourly-Rated Employees’ Savings Trust Plan
Westlake, Ohio

Opinion on the Financial Statements
We have audited the accompanying Statement of Net Assets Available for Benefits of the Nordson Hourly-Rated Employees’ Savings Trust Plan (“Plan”) as of December 31, 2022 and 2021 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended, and the related notes and supplemental schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2022 and Schedule of Delinquent Contributions for the year ended December 31, 2021, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
We have served as the Plan's auditor since 2006

Cleveland, Ohio
June 28, 2023

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Nordson Hourly-Rated Employees' Savings Trust Plan

	December 31
	2022	2021
ASSETS
Investments, at fair value:	$22,773,675	$29,058,916

Receivables:
Employee contributions	12,667	13,736
Employer contributions	139,501	66,818
Notes receivable from participants	351,272	348,506
Dividends	31,815	31,060
Total Receivables	535,255	460,120
TOTAL ASSETS	23,308,930	29,519,036

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$23,308,930	$29,519,036

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Nordson Hourly-Rated Employees' Savings Trust Plan

	Year Ended December 31
	2022	2021
Additions to Net Assets Attributed to:
Contributions:
Employer	$341,568	$277,179
Employee	641,559	669,769
Total Contributions	983,127	946,948

Interest income - notes receivable from participants	14,261	21,316

Investment Income (Loss):
Interest and dividend income	276,966	347,477
Net unrealized/realized appreciation (depreciation)	(2,850,057)	4,807,632
Net Investment Income (Loss)	(2,573,091)	5,155,109

Deductions from Net Assets Attributed to:
Benefits paid to participants	4,493,066	7,756,946
Expenses	6,274	6,690
Total Deductions	4,499,340	7,763,636

Net Decrease Before Transfers	(6,075,043)	(1,640,263)

Transfer to Another Plan:
Nordson Employees’ Savings Trust Plan	(135,063)	—
Total Transfers	(135,063)	—

Net Decrease	(6,210,106)	(1,640,263)

Net Assets Available for Benefits:
Beginning of the Year	29,519,036	31,159,299
End of the Year	$23,308,930	$29,519,036

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
1    Description of Plan
The following description of the Nordson Hourly-Rated Employees’ Savings Trust Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General:
The Plan, which began April 16, 1962, is a defined contribution plan covering certain hourly employees of Nordson Corporation (“Company”) covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan was restated effective January 1, 2016 to incorporate all prior amendments and state the terms of the related trust in a separate agreement.
Effective December 21, 2020, the assets of the Nordson Corporation Union Employees Stock Ownership Plan (UESOP) were merged into the Plan and became a fund within the Plan. Participants can diversify the assets within the UESOP fund into any other funds within the Plan at any time. Only employees who were participants in the UESOP on November 30, 2017 and whose participation has not otherwise terminated continue to be eligible for the UESOP fund.
In 2021, the Plan was amended to comply with the requirements of the Bipartisan Budget Act of 2018 and final Treasury Regulations regarding hardship withdrawals, the Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2019 and the Coronavirus Aid, Relief and Economic Security (CARES) Act.
Eligibility:
Certain hourly-rated, full-time, domestic employees of the Company, who are covered by a collective bargaining agreement, are eligible to participate in the Plan beginning with the first payroll period 90 days after completion of one hour of service.
Contributions:
Participants may elect between 1% and 30% of their compensation to be contributed to the Plan by the Company. Participant contributions can be designated as a Roth contribution, a pre-tax contribution or a combination of the two types of participant contributions. Certain higher-paid participants may be limited to a lesser percentage. New employees will be auto-enrolled into the Plan with pre-tax contributions of 6% of their compensation.
Participant pre-tax contributions will automatically increase by 1% each year until a contribution rate of 10% is reached. The automatic enrollment provision does not apply to Roth 401(k) contributions. Participants can opt out of the automatic increase program.
Post-tax Employee Contribution - Participants may elect between 1% and 5% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage.
Total pre-tax, Roth and post-tax employee contributions may not exceed 30%.
Employer Contributions - The Company makes matching contributions equal to 50% of each participant’s contributions, which are attributable to the first 6% of compensation, subject to Plan restrictions. Effective January 1, 2022 the Company makes an annual contribution in an amount equal to 2% of annual pensionable earnings into the account of each participant hired on or after November 1, 2004, provided that the employee is employed as of December 31. Prior to January 2022, the annual Company contribution was 1%.
The Company may also make additional discretionary contributions, if authorized by its Board of Directors; however, no such discretionary contributions were made for the years presented. Each year, the Company may choose to make a discretionary contribution to the UESOP portion of the plan. For 2022 and 2021, there were no UESOP contributions.

NOTES TO FINANCIAL STATEMENTS
1    Description of Plan, Continued
Contributions, continued:
Rollover contributions from other plans are also accepted, provided certain specified conditions are met.
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan agreement.
Participants’ Accounts:
A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically as follows:
a)As of the date with respect to which the contribution was earned.
b)Daily for a pro rata share of each respective fund’s net investment income, determined by the percentage increase or decrease in the value of the fund using a synthetic net asset value approach.
c)Annually for a pro rata share of forfeitures attributable to matching employer contributions, determined by the ratio that each active participant’s separate account balance on the allocation date bears to the aggregate separate account balances for all persons eligible to receive an allocation of forfeitures for the Plan year.
Vesting:
Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33 1/3% for each year of service.
Forfeitures:
Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures are available for allocation after the earlier of a five-year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting a distribution. Forfeitures available to be allocated are fully allocated to the remaining participants. Forfeitures allocated were $4,101 (2022) and $3,628 (2021). Forfeitures available to be allocated were $720 (2022) and $4,104 (2021).
Notes Receivable from Participants:
Notes receivable are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes receivable are repaid over a period not to exceed five years.
The notes receivable are secured by the balance in the participant’s account and bear interest at rates established by the Company. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits:
Upon retirement after age 55 or death or disability, if earlier, the balance in the separate account is paid to the participant or beneficiaries either in a lump sum or installments. A participant who has attained age 59 1/2 can also elect to withdraw amounts from their separate account. Until distribution, each account shall participate in the allocation of earnings and appreciation or depreciation of assets.
If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 33 1/3% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%.
Benefit payments to participants are recorded upon distribution.

NOTES TO FINANCIAL STATEMENTS
1    Description of Plan, Continued
Investment Options:
Participants can direct their contributions in 1% increments in any of the investment funds offered by the Plan.
Company match contributions made on behalf of participants are invested according to the participant's investment elections or into the Plan's default fund if no investment elections exist.
Effective April 1, 2021, future investment contributions and investment transfers into Nordson Stock are capped at 50% of the total investments in the participant's account.
2    Summary of Significant Accounting Policies
Basis of Accounting:
The Plan’s transactions are reported on the accrual basis of accounting.
Investment Valuation:
Investments are reported at fair value. Investments in equity and debt securities traded on a national exchange and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value, as reported by the insurance companies. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals plus accrued interest. Contract value approximates fair value. Common/collective funds are valued using the net asset value provided by the administrator of the fund, less liabilities.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.
Notes Receivable from Participants:
Notes receivable from participants are valued at unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. Delinquent participant loans are deemed distributions based on the terms of the Plan document.
Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Risks and Uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTES TO FINANCIAL STATEMENTS
3    Tax Status
On December 29, 2016, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan’s Administrator and tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2022, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.
4    Fair Value Measurements
Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be reported at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.
The guidance also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described as follows:
•Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used to measure fair value of assets held in the Plan. There have been no changes in the methodologies used at December 31, 2022 or 2021.
Mutual Funds: The mutual funds are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund. The NAV is a quoted price in an active market, thus the mutual funds are classified within Level 1 of the hierarchy.
Money Market Funds: The money market funds are public investment vehicles that are valued with a NAV of $1. This NAV is a quoted price in an active market, thus these investments are classified within Level 1 of the hierarchy.

NOTES TO FINANCIAL STATEMENTS
4    Fair Value Measurements, Continued
Common/Collective Funds: Common/collective funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the assets owned by the funds, less liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective funds, the investment advisor reserves the right to temporarily delay withdrawal from the funds in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are not quoted on an active market.
Nordson Corporation Common Stock: The stock is valued at the closing price reported on the NASDAQ stock exchange and is classified within Level 1 of the hierarchy.
Investment Contracts: These are investments in group annuity contracts with Mass Mutual, which guarantee a fixed interest rate each year. The assets are valued at the fair value, as reported by Mass Mutual. These contracts do not hold any specific assets. These investments are classified within Level 3 of the hierarchy.
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2022:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$312,575	$—	$—	$312,575
Mutual Funds	3,713,556	—	—	3,713,556
Investment Contracts	—	—	3,845,413	3,845,413
Nordson Corporation Common Stock	11,635,443	—	—	11,635,443
Total Investments in the Fair Value Hierarchy	$15,661,574	$—	$3,845,413	19,506,987
Investments measured at Net Asset Value:
Common/Collective Funds				3,266,688
Total Investments at Fair Value				$22,773,675
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2021:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$450,020	$—	$—	$450,020
Mutual Funds	4,957,503	—	—	4,957,503
Investment Contracts	—	—	3,733,255	3,733,255
Nordson Corporation Common Stock	15,546,198	—	—	15,546,198
Total Investments in the Fair Value Hierarchy	$20,953,721	$—	$3,733,255	24,686,976

Investments measured at Net Asset Value:
Common/Collective Funds				4,371,940
Total Investments at Fair Value				$29,058,916

NOTES TO FINANCIAL STATEMENTS
4    Fair Value Measurements, Continued
The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the years ended December 31, 2022 and 2021:

Investment Contracts	2022	2021
Balance - Beginning of the Year	$3,733,255	$3,653,782
Investment income	111,978	109,285
Purchases	12,391	12,066
Sales	(12,211)	(41,878)
Balance - End of the Year	$3,845,413	$3,733,255
The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of value for those inputs:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Investment	$3,845,413	Amounts	Guaranteed	3.0%	N/A
contracts	(2022);	invested, less	interest rate	for 2022
	$3,733,255	withdrawals,		and 2021
	(2021)	plus interest at
guaranteed rate
5    Party-in-Interest Transactions
Certain legal, accounting and administrative expenses are paid by the Company. The Plan also invests in the common stock of the Company. John Hancock Retirement Plan Services (“John Hancock”) provides certain administrative services to the Plan pursuant to a service agreement between the Company and John Hancock. John Hancock receives revenue from certain mutual fund companies or other investment providers pursuant to service agreements that John Hancock maintains in connection with services provided to the Plan. The revenue is used to offset certain amounts owed to John Hancock for its administrative services to the Plan. If the revenue received by John Hancock exceeds the required amount under the Plan’s service agreement, the excess is remitted to the Plan as a service fee credit, which is used to pay administrative expenses of the Plan. To the extent that the service fee credits exceed the Plan’s administrative expense, the excess will be allocated on an annual basis to participants with account balances as of March 31 of the following year. In addition, the Plan has arrangements with various service providers, and these arrangements qualify as party-in-interest transactions.
6    Prohibited Transactions
During the Plan year ended December 31, 2021 employee withholdings in the amount of $15,417 were not remitted by the Company to the Plan within the required timeframe, as defined by ERISA. These transactions constitute prohibited transactions. The Company has remitted the contributions to the Plan and followed the appropriate correction guidelines.
7    Subsequent Events
Management evaluates events occurring through the date the financial statements are available to be issued in determining the accounting for and disclosure of transactions and events that affect the financial statements. No subsequent events were noted.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Nordson Hourly-Rated Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 015

December 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Allspring Government Money Fund (Class A)	119,727	Shares, Money Market Fund	$119,727
	Allspring Government Money Market Fund (Class Inst)	192,849	Shares, Money Market Fund	192,849
	KeyBank NA Managed Guaranteed Investment Contract Fund	16,210	Shares, Guaranteed Investment Contract	474,467
	Loomis Sayles Core Plus Bond Fund (Class Y)	8,559	Shares, Mutual Fund	98,088
	MainStay Winslow Large Cap Growth (Class I)	82,675	Shares, Mutual Fund	678,764
	Mass Mutual #30237401	3.00%	Group Annuity Contract #30237401	3,717,356
	Mass Mutual #30237402	3.00%	Group Annuity Contract #30237402	128,057
	MFS Institutional International Equity Fund	4,846	Shares, Collective Fund	71,920
	MFS International New Discovery Fund (Class R4)	12,029	Shares, Mutual Fund	337,775
*	Nordson Corporation Common Stock	48,946	Shares, Common Stock	11,635,443
	Northern Trust Collective Aggregate Bond Index Fund Non-Lending (Tier II)	1	Shares, Collective Fund	129
	Northern Trust Collective All Country World Index (ACWI) ex-US Fund Non-Lending (Tier III)	6	Shares, Collective Fund	1,063
	Northern Trust Collective Extended Equity Market Index Fund Non-Lending (Tier III)	799	Shares, Collective Fund	202,548
	Northern Trust S&P 500 Index Fund Non-Lending	2,499	Shares, Collective Fund	929,133
	State Street Target Retirement Income Non-Lending Series Fund (Class M)	620	Shares, Collective Fund	8,301
	State Street Target Retirement 2020 Non-Lending Series Fund (Class M)	71,734	Shares, Collective Fund	1,058,860
	State Street Target Retirement 2025 Non-Lending Series Fund (Class M)	5,340	Shares, Collective Fund	83,911
	State Street Target Retirement 2030 Non-Lending Series Fund (Class M)	6,297	Shares, Collective Fund	101,359
	State Street Target Retirement 2035 Non-Lending Series Fund (Class M)	3,828	Shares, Collective Fund	62,829
	State Street Target Retirement 2040 Non-Lending Series Fund (Class M)	1,057	Shares, Collective Fund	17,655
	State Street Target Retirement 2045 Non-Lending Series Fund (Class M)	429	Shares, Collective Fund	7,286
	State Street Target Retirement 2050 Non-Lending Series Fund (Class M)	973	Shares, Collective Fund	16,596
	State Street Target Retirement 2055 Non-Lending Series Fund (Class M)	4,512	Shares, Collective Fund	76,982
	State Street Target Retirement 2060 Non-Lending Series Fund (Class M)	886	Shares, Collective Fund	14,194
	T. Rowe Price Institutional Large Cap Value Fund	29,559	Shares, Mutual Fund	656,206
	Vanguard Balanced Index Fund (Admiral)	48,997	Shares, Mutual Fund	1,942,724
	Wellington SMID Cap Research Equity Portfolio (Series 1)	7,371	Shares, Collective Fund	139,453
				22,773,675
*	Participant loans	Participant loans (interest ranging from 3.25% to 8.0%)		351,272
				$23,124,947
*    Party-in-interest to the Plan.

SCHEDULE OF DELINQUENT CONTRIBUTIONS
Form 5500, Schedule H, Line 4a
Nordson Hourly-Rated Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 015

December 31, 2021

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Click Here if Late Participant Loan Repayments are Included X	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$15,417		$15,417

Exhibits

The following exhibit is filed herewith:
Exhibit No.
23-a    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

Date:	June 28, 2023
		By	/s/ Joseph P. Kelley
Joseph P. Kelley
Executive Vice President, Chief Financial Officer
Nordson Corporation